Exhibit 21.1

LIST OF SUBSIDIARIES OF THE REGISTRANT

Loton, Corp,
a Nevada corporation

Subsidiaries	Jurisdiction

LiveXLive, Corp. (formerly FestreamTV, Corp.)	Delaware

LXL Studios, Inc.	Delaware

LiveXLive Tickets, Inc.	Delaware

KOKO (Camden) Holdings (US), Inc.	Delaware

KOKO (Camden) Limited	United Kingdom